SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of November, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release -  COPA AIRLINES RECEIVES DELIVERY OF BOEING 737-800 AIRCRAFT

NEWS RELEASE	CONTACT:	Patricia Roquebert - Panama
507-304-2926
Neylu Longoria - U.S.
210-277-2934

COPA AIRLINES RECEIVES  DELIVERY OF BOEING 737-800 AIRCRAFT
Copa’s fleet of 36 aircraft is one of the youngest in the Americas

PANAMA CITY, Nov. 1 /PRNewswire-FirstCall/ -- Copa Airlines, a subsidiary of Copa Holdings S.A. (NYSE: CPA), received delivery today of a Boeing 737-800 aircraft. Copa's fleet now consists of 26 Boeing 737 Next Generation aircraft and 10 EMBRAER-190 aircraft. Copa Airlines has one of the youngest fleets in the Americas, with an average age of 3.7 years.

Copa will operate the Boeing aircraft on long-distance routes between its Hub of the Americas in Panama and various Latin American and U.S. destinations.

"The Boeing 737 not only allows us to increase capacity and range, its advanced technology features such as blended winglets help us save on fuel and reduce engine maintenance costs," said Pedro Heilbron, CEO, Copa Airlines. "Our investment in technology and onboard comfort, along with our excellent service, make Copa Airlines the best travel option in the Americas."

The Boeing 737-800 is the largest airplane in Copa's fleet, configured for 155 passengers -- 14 in Executive Class and 141 in the main cabin. The comfortable aircraft has a spacious interior, large overhead luggage compartments, seats with adjustable headrests, and a 12-channel audio/video entertainment system.

In May, Copa placed an order for four Boeing 737-800s for delivery in 2011 and 2012. That order increased the airline's outstanding Boeing 737 Next Generation orders from six to 10, with options for additional orders.

About Copa Holdings

Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers 126 daily scheduled flights to 40 destinations in 21 countries in North, Central and South America and the Caribbean through its Hub of the Americas based in Panama City, Panama. Copa offers nonstop flights to Panama and connections throughout the Americas from five U.S. cities: three times daily from Miami; daily from New York City, Los Angeles and Washington, D.C.; and 10 times a week from Orlando. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepublica, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena and Medellin. For more information, visit http://www.copaair.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 11/01/2007	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO